Exhibit (a)(1)

If you are considering selling your shares in Sentio Healthcare Properties, Inc. to MacKenzie Realty Capital, Inc., please read this first.

August 18, 2016

Dear Stockholder:

On August 8, 2016, MacKenzie Realty Capital, Inc. (“MacKenzie”) commenced a tender offer to purchase a maximum of 600,000 shares of the outstanding common stock of Sentio Healthcare Properties, Inc. (the “Company”) at a price of $7.00 per share, in cash (without interest).

You should be aware that the Company is not affiliated with MacKenzie. In addition, the Company’s board of directors does NOT believe that this tender offer is in the best interest of our stockholders. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the offer price of $7.00 per share represents a very low price (approximately a 44% discount) compared to the estimated per share value of $12.45 (the “March 2016 NAV”) that the Company reported in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 28, 2016 (the “Form 10-K”). This is the most recent estimated per share value, and the board of directors of the Company has no reason to believe that any events have occurred since this value was established that would have an adverse effect on the March 2016 NAV. It is the board of directors’ STRONG RECOMMENDATION THAT YOU REJECT THE REFERENCED OFFER TO TENDER YOUR SHARES IN THE COMPANY. TO REJECT THE TENDER OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS YOU MAY HAVE RECEIVED.

The board of directors’ recommendation is being made after its consultation with representatives of the Company’s external advisor and its careful analysis and consideration of several factors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MacKenzie’s tender offer. Please take time to read it before making your decision. The Schedule 14D-9 will give you a more detailed description of the reasons the board of directors believes strongly that the tender offer is not in the best interest of the Company’s stockholders.

We greatly appreciate the opportunity to serve you as a stockholder in the Company. If you have any questions regarding this matter, please feel free to call our investor relations team at (888) 811-1753.

Sincerely,

John Mark Ramsey

President and CEO

Certain statements contained herein may be deemed to be forward-looking statements under federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based. Such statements generally can be identified by our use of words such as “may,” “will,” “can,” “intend,” “anticipate,” “estimate,” “think,” “continue,” or other similar words. Forward-looking statements speak only as of the date they are made. For a list of the factors that could cause actual results to vary materially from those expressed in these forward-looking statements, see the risks identified in the Form 10-K.